Exhibit 99.2

Proforma BGM Group Ltd and Subsidiaries

Consolidated Balance Sheets as of September 30,2024

(Expressed in U.S. Dollars, except for the number of shares)

	BGM Group	Rons, Shenzhen Xinbao and its subsidiaries	Adjustments	Proforma As of September 30, 2024
	$	$	$	$
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	9,817,254	599,425	1,000,000	11,416,679
Restricted cash	-	1,867,800		1,867,800
Accounts receivable, net	1,543,160	2,313,143		3,856,303
Bank acceptance notes receivable	3,337,137	-		3,337,137
Inventories, net	5,049,688	-		5,049,688
Prepayment to suppliers, net	803,924	-		803,924
Investment in trading securities	8,323,587	-		8,323,587
Due from related party	-	19,100,996		19,100,996
Other current assets	894,460	362,103		1,256,563
TOTAL CURRENT ASSETS	29,769,210	24,243,467	1,000,000	55,012,677

Restricted cash - non current	-	1,070,446		1,070,446
Property and equipment, net	8,610,279	155,660		8,765,939
Construction in progress	5,640,063	-		5,640,063
Intangible assets, net	4,539,347	-		4,539,347
Goodwill	-	-	130,225,725	130,225,725
Long term investment	3,359,786	-		3,359,786
Operating lease right of use assets	-	332,195		332,195
Deferred tax assets	424,474	178,383		602,857
Prepayments for property and equipment	660,569	-		660,569
TOTAL ASSETS	53,003,728	25,980,151	131,225,725	210,209,604

CURRENT LIABILITIES:
Insurance premium payables	-	1,866,688		1,866,688
Accounts payable	4,125,597	302,772		4,428,369
Contract liabilities	489,784	-		489,784
Deferred government grants-current	78,718	-		78,718
Taxes payable	315,328	421,694		737,022
Operating lease liabilities, current	-	278,012		278,012
Accrued expenses and other payables	915,032	770,815		1,685,847
Due to related party	2,851,526	12,548,950		15,400,476
TOTAL CURRENT LIABILITIES	8,775,985	16,188,931		24,964,916

LONG TERM LIABILITIES
Operating lease liabilities, noncurrent	-	25,623		25,623
Deferred government grants - noncurrent	134,394	-		134,394
TOTAL LIABILITIES	8,910,379	16,214,554		25,124,933

SHAREHOLDERS’ EQUITY:
Ordinary Shares, $0.00833335 par value, 5,000,000,000 Class A ordinary shares, 20,000,000 Class B ordinary shares and 10,000,000 preferred shares authorized, 77,222,141 Class A ordinary shares and 20,000,000 Class B ordinary shares issued and outstanding as of September 30, 2024 *	59,583	-	749,965	809,548
Additional paid-in capital	36,410,931	4,751,280	135,490,077	176,652,288
Statutory Reserve	3,266,081	879,295	(879,295)	3,266,081
Retained earnings	4,349,377	4,479,129	(4,479,129)	4,349,377
Accumulated other comprehensive loss	(1,342,128)	(344,107)	344,107	(1,342,128)
Total shareholders’ equity attributable to BGM GROUP Ltd	42,743,844	9,765,597	131,225,725	183,735,166
Noncontrolling interests	1,349,505			1,349,505
TOTAL SHAREHOLDERS’ EQUITY	44,093,349	9,765,597	131,225,725	185,084,671
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	53,003,728	25,980,151	131,225,725	210,209,604

Proforma BGM Group Ltd and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

	BGM Group	Rons, Shenzhen Xinbao and its subsidiaries	Proforma For the years ended September 30,2024
	$	$	$
NET REVENUE	25,097,951	22,843,887	47,941,838

COST OF REVENUE	20,983,196	15,541,004	36,524,200

GROSS PROFIT	4,114,755	7,302,883	11,417,638

SELLING, GENERAL AND ADMINISTRATIVE, RESEARCH AND DEVELOPMENT EXPENSES	4,678,526	8,169,874	12,848,400

(LOSS) FROM OPERATIONS	(563,771)	(866,991)	(1,430,762)

Interest income (expense), net	(639,511)	24,345	(615,166)
Investment loss	(819,432)	-	(819,432)
Loss on disposal of long term investment	(101,354)	-	(101,354)
Share of results of associates	(204,648)	-	(204,648)
Grant income	206,415	-	206,415
Other income	(14,841)	159,636	144,795
Total other expense	(1,573,371)	183,981	(1,389,390)

(LOSS) BEFORE INCOME TAX PROVISION	(2,137,142)	(683,010)	(2,820,152)

INCOME TAX EXPENSE	(619,981)	79,848	(540,133)

NET LOSS	(1,517,161)	(762,858)	(2,280,019)

Less: net loss attributable to non-controlling interest	(74,331)	-	(74,331)

NET LOSS ATTRIBUTABLE TO BGM GROUP Ltd	(1,442,830)	(762,858)	(2,205,688)

*On November 27,2024, the Company issued 69,995,661Class A ordinary shares to CISG Holding Ltd in the consideration of RMB1,000,000,000 (the exchange rate of RMB against US$ shall be the central parity rate as published by China Foreign Exchange Trading Center and authorized by the People’s Bank of China on date of November 8, 2024, i.e., US$1.0 against RMB7.1433) or the purchase price per share of US$2.0 in exchange for the acquisition of Patriton Limited, GM Management Company Limited, DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd, RONS Intelligent Technology (Beijing) Co., Ltd, Shenzhen Xinbao Investment Management Co., Ltd, Fanhua RONS Insurance Sales & Service Co., Ltd. and Shenzhen Baowang E-commerce Co., Ltd.

*On November 1, 2024, BGM Group Ltd (the “Company”), entered into share subscription agreements (the “Share Subscription Agreements”) separately with each of Ahanzhai Development Co., Ltd, a British Virgin Islands company (“Ahanzhai Development”), and LX Management Company Limited, a Hong Kong company (“LX Management”). Pursuant to the Share Subscription Agreements, the Company agreed to issue to Ahanzhai Development and LX Management 10,200,000 and 9,800,000 Class B ordinary shares of par value of US$0.00833335 each of the Company, respectively. The purchase price per Subscription Share is US$0.05 and Ahanzhai Development and LX Management agreed to pay to the Company a total consideration of US$510,000 and US$490,000, respectively. The gross proceeds to the Company from such transaction will be approximately $1 million.